April 30, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Mr. Larry L. Greene, Senior Counsel

Re:          Blackstone / GSO Senior Floating Rate Term Fund

Registration Statement on Form N-2, File Nos. 333-165353 and 811-22393

Ladies and Gentlemen:

On behalf of Blackstone / GSO Senior Floating Rate Term Fund (the “Fund”), please find the Fund’s Pre-Effective Amendment No. 4 (“Amendment No. 4”) to the above referenced registration statement of the Fund originally filed with the Securities and Exchange Commission (the “Commission”) on March 8, 2010, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”) filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by telephone from the staff of the Commission (the “Staff”) on April 30, 2010, relating to the Registration Statement.  For convenience of reference, the comments of the Staff have been reproduced herein in summary form.  Please note that all page numbers in our responses are references to the page numbers of Amendment No. 4. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 4.

Prospectus

1.  Please provide disclosure that the Fund does not indend to engage in hedging transactions to achieve its secondary objective.

In response to the Staff’s comment, page 62 of the Registration Statement has been revised to state the following:

“The Fund does not intend to engage in hedging transactions in order to achieve its secondary investment objective of capital preservation.”

2.  Please provide disclosure related to the Fund’s secondary investment objective stating that the Fund is “non-diversified.”

In response to the Staff’s comment, page 62 of the Registration Statement has been revised to state the following:

“The Fund, however, is classified as “non-diversified” under the Investment Company Act. As a result, it can invest a greater portion of its assets in obligations of a single issuer than a “diversified” fund. The Fund may therefore be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence.  See “Risks – Non-Diversification Risk.””

In connection with the above-referenced filing, the Fund hereby acknowledges that:

1.             The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2.             Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.             The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP